Exhibit 99.1

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHQ, AMEX: CHQ)

MARCH 30, 2007

CHALLENGER ENERGY CORP.  IS POISED TO COMMENCE DRILLING PROGRAM IN TRINIDAD AND RELEASES 2006 FINANCIAL RESULTS AND STATEMENT OF RESERVES DATA

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company” – TSX Venture Exchange: CHQ, AMEX: CHQ) of Calgary, Alberta, Canada is pleased to announce the release of its 2006 financial results and the filing of its Statement of Reserves Data and other Oil and Gas Information with Canadian securities authorities. As at December 31, 2006 the Company is debt free, its working capital is Cdn$8.4 million and its cash on hand is Cdn$8.5 million.  During the year ended December 31, 2006 we completed the raising of Cdn$19.5 million in equity financing and funded Cdn$10.1 million towards our exploration activities in Trinidad and Tobago.  The “Management’s Discussion and Analysis” and financial statements for the year ended December 31, 2006, and the reserves filing required by NI 51-101 can be reviewed in its entirety on SEDAR (System for Electronic Document Analysis and Retrieval, www.sedar.com).  Challenger Energy is poised to commence drilling of its first exploration well in a back to back three well exploration program in Trinidad and Tobago with Canadian Superior Energy Inc. (AMEX,TSX:SNG) in the second quarter of 2007.  The semi-submersible drilling rig contracted for the drilling program, the Kan Tan IV, which has been undergoing a US$60 million retrofit in Brownsville, Texas is scheduled to be under tow for Trinidad in April 2007.  Challenger will be at the American Stock Exchange on April 23, 2007 to ring the opening bell in celebration of achieving its listing on AMEX on January 29, 2007.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration Company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and also has opportunities offshore Nova Scotia.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Challenger Energy Corp.
Calgary, Alberta

Attn:  Investor Relations
Phone:  (403) 503-8810

Information may also be obtained from Challenger Energy Corp.’s website at www.chaenergy.ca

The TSX Venture Exchange neither approved nor disapproved the contents of this press release.